Exhibit 99.77(c)

Item 77C - Matters submitted to a vote of security holders

  An annual meeting of shareholders of the ING Global Advantage and Premium Opportunity Fund was held on May 6, 2013 to: 1) approve a new investment advisory agreement for the Fund with ING Investments, LLC prompted by the IPO, and to approve, under certain circumstances, any future advisory agreements prompted by Change of Control Events that occur as part of ING U.S.’s Separation Plan; 2) approve a new investment sub-advisory agreement between ING Investments, LLC and ING Investment Management Co. LLC with respect to the Fund prompted by the IPO, and to approve, under certain circumstances, any future sub-advisory agreements prompted by Change of Control Events that occur as part of ING U.S.’s Separation Plan; 3) approve a new investment sub-advisory agreement between ING Investments, LLC and ING Investment Management Advisors, V.B. (“IIMA”) with respect to the Fund prompted by the IPO, and to approve, under certain circumstances, any future sub-advisory agreements prompted by Change of Control Events that occur as part of ING U.S.’s Separation Plan; and 4) to elect five nominees to the Board of Trustees.
	Proposal	Shares voted for	Shares voted against or withheld	Sharesabstained	Broker non-vote	Total SharesVoted
	1	8,742,116.496	421,890.473	336,749.391	2,796,883.235	12,297,639.595
	2	8,721,912.258	437,498.312	341,345.790	2,796,883.235	12,297,639.595
	3	8,708,756.406	441,444.826	350,555.128	2,796,883.235	12,297,639.595
	Proposal	For All	Withhold All	For all Except	Broker non-vote	Total Shares Voted
John V. Boyer	4	11,887,834.288	409,805.307	0.000	0.000	12,297,639.595
Patricia W. Chadwick	4	11,855,824.162	441,815.433	0.000	0.000	12,297,639.595
Albert E. DePrince, Jr.	4	11,853,097.554	444,542.041	0.000	0.000	12,297,639.595
Martin J. Gavin	4	11,889,001.273	408,638.322	0.000	0.000	12,297,639.595
Sheryl K. Pressler	4	11,855,485.523	442,154.072	0.000	0.000	12,297,639.595

Proposals passed.